# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smith Douglas Homes Corp., CIK 0001982518
CUSIP: 83207R107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 110 VILLAGE TRAIL, Suite 215, WOODSTOCK, Georgia (GA), 30188
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902464-24-000005
Filed by CIK 0000902464

## Reporting persons
- GILDER GAGNON HOWE & CO LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 495,830; aggregate amount beneficially owned 495,830 (5.61% of the class)

## Item 1. Issuer
Name of issuer: Smith Douglas Homes Corp.
Address of issuer's principal executive offices: 110 VILLAGE TRAIL, Suite 215, WOODSTOCK, GEORGIA, 30188

## Item 2. Person Filing
Name of person filing: Gilder Gagnon Howe & Co., LLC
Address of principal business office or, if none, residence: 475 10th Avenue, New York, NY 10018
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 495,830
Percent of class: 5.61
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 495,830

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class A common stock of Smith Douglas Homes Corp. No one other person's interest in the Class A common stock of Smith Douglas Homes Corp. is more than five percent of the total outstanding class A common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GILDER GAGNON HOWE & CO LLC: Laura Esposito, Chief Compliance Officer (02/05/2025)